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April 22, 2019
Renee M. Hardt
Shareholder
+1 312 609 7616
rhardt@vedderprice.com

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Attn: Alberto Zapata Jeff Long

Re:	Touchstone Strategic Trust (the “Registrant”), Registration Statement on Form N-14 (File No. 333-230463)
To the Commission:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 9, 2019 and April 18, 2019 with respect to the Registrant’s Registration Statement on Form N-14 filed on March 22, 2019 (the “Registration Statement”) relating to the issuance of Class A, Class C and Class Y shares in connection with the proposed reorganization of Touchstone Controlled Growth with Income Fund (the “Target Fund”) into Touchstone Dynamic Diversified Income Fund (the “Acquiring Fund”), each a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.
Accounting Comments
Comment (1)In the “Question & Answers” section of the Registration Statement, under the question “Will I have to pay federal income taxes as a result of the Reorganization?”, please quantify the capital gains consequences (in dollars) from the expected portfolio repositioning, including the amounts per share and any brokerage costs.
Response:    The Registrant has added the following disclosure to the above-referenced section:
“It is estimated that portfolio repositioning of the Acquiring Fund, following the Reorganization, would have resulted in brokerage commissions or other transaction costs of approximately $4,275 for the Acquiring Fund, based on average commission rates, if such sales occurred on December 31, 2018, and realized losses of approximately $2.8 million or $(0.38) per share, if the securities had been sold on

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore

U.S. Securities and Exchange Commission
April 22, 2019

December 31, 2018. These transaction costs represent expenses of the Acquiring Fund that are not subject to the Fund’s expense cap and will be borne by the Fund and indirectly borne by the Fund’s shareholders (including Target Fund shareholders who receive shares in the Reorganization). The Acquiring Fund may realize gains as a result of such repositioning, which may increase the net investment income and net capital gains to be distributed by the Acquiring Fund as a taxable dividend to its shareholders following the Reorganization.”

Comment (2)    In the fee and expense tables in the Registration Statement, please confirm that the amounts shown continue to represent the current fees and expenses for each Fund.
Response:    The Registrant confirms that the fees and expenses in the fee and expense tables in the Registration Statement continue to represent the current fee and expense structure and rate in effect for each Fund, as applied to assets as of the specified period.
Comment (3)    In the fee and expense tables and the Pro Forma Capitalization table in the Registration Statement, please change the references in the table headings from the “Acquiring Fund” or “Target Fund” to “Touchstone Dynamic Diversified Income Fund” or “Touchstone Controlled Growth with Income Fund”, as applicable.
Response:    The Registrant has made the requested changes.
Comment (4)    In the Class Y fee and expense table in the Registration Statement, please explain why “Other Expenses” for Class Y shares of the Acquiring Fund are significantly higher as compared to other share classes for the same Fund and why such expenses decrease significantly following the Reorganization.
Response:    An expense of the Acquiring Fund is applied similarly to each share class of the Fund but is divided by the average net assets of each class, which may vary. Class Y shares of the Fund had less net assets as of December 31, 2018 as compared to other share classes of the Fund, resulting in higher expenses. “Other Expenses” in the fee and expense table in the Touchstone Dynamic Diversified Income Fund pro forma Class Y are significantly lower than the Touchstone Dynamic Diversified Income Fund due to the significant increase in average net assets of Class Y in the pro forma. Class Y average net assets in the pro forma are projected to be 850% of the current Class Y average net asset level.
Comment (5)    In the Statement of Additional Information included in the Registration Statement, please add a footnote under each table which states “See accompanying pro forma notes to combining financial statements.”
Response:    The Registrant has made the requested change.
Legal Comments

U.S. Securities and Exchange Commission
April 22, 2019

Comment (1)    On the cover page of the Prospectus/Information Statement, please explain in plain English what “pro rata distribution” means.
Response:     The Registration has updated the disclosure as follows:
“and (ii) the pro rata (or proportional) distribution by class of the Acquiring Fund’s shares to the Target Fund’s shareholders in complete liquidation and termination of the Target Fund (the “Reorganization”).”

Comment (2)    On the cover page of the Prospectus/Information Statement, please confirm whether the Registrant intends to incorporate the listed filings by reference as a legal matter or if they are only being noted for investor review. If the Registrant is incorporating by reference as a legal matter, please so disclose.
Response:    The Registrant confirms that the listed filings are noted only for investor review.
Comment (3)    In the fee and expense tables in the Registration Statement, please confirm that the amounts shown continue to represent the current fees and expenses for each Fund.
Response:    The Registrant confirms that the fees and expenses in the fee and expense tables in the Registration Statement continue to represent the current fee and expense structure and rate in effect for each Fund, as applied to assets as of the specified period.
Comment (4)    In footnote 3 to the fee and expense tables in the Registration Statement, please state whether Touchstone Advisors, Inc. (“Touchstone Advisors”) will be entitled to continue to recoup amounts waived or reimbursed under the contractual expense limitation agreement following the Reorganization.
Response:    The Registrant confirms that Touchstone Advisors will not be able to recoup amounts waived or reimbursed under the contractual expense limitation agreement prior to the Reorganization. The following sentence has been added to footnote 3 to the fee and expense tables in the Registration Statement:
“Target Fund fees waived and expenses reimbursed by Touchstone Advisors prior to the closing of the Reorganization may not be recouped by Touchstone Advisors following the closing of the Reorganization.”

Comment (5)    Under the heading “Will there be any repositioning costs?” in the Registration Statement, please include the costs of portfolio repositioning as a percentage of the Target Fund’s net assets.
Response:    The Registrant has added the following disclosure to the above-referenced section:
“The estimated brokerage commissions or other transaction costs from the anticipated portfolio repositioning of the Acquiring Fund, following the

U.S. Securities and Exchange Commission
April 22, 2019

Reorganization, comprise approximately 0.009% of the Target Fund’s December 31, 2018 net assets, if such sales occurred on December 31, 2018.”

Comment (6)    Under the heading “How do the Funds’ investment goals and principal investment strategies compare?” in the Registration Statement, please change the references to the Target Fund’s investments from the future tense “will allocate” to the present tense “allocates.”
Response:    The Registrant has made the requested changes.
Comment (7)    Please discuss supplementally whether the outflow of net assets from the Target Fund and the Acquiring Fund last year is relevant to the Reorganization.
Response:    The net assets of the Funds are relevant to the Reorganization in light of the opportunity of the combined Fund to achieve greater economies of scale than either Fund operating individually. A discussion of these economies of scale is included in the “Reasons for the Reorganization” section of the Registration Statement.
Comment (8)    Please consider presenting the Principal Risks for each Fund in a comparative table.
Response:    The Registrant respectfully declines to make the requested change, but has included a summary table that further compares the Principal Risks applicable to each Fund.
Comment (9)    Please consider presenting the Principal Risks in order of priority as opposed to alphabetical order.
Response:    The Registrant respectfully declines to make the requested change as the presentation of the principal risks in this Registration Statement is consistent with the presentation of the principal risks in the current Form N-1A for the Funds. The Registrant will consider implementing this change going forward but notes that the priority of the Funds’ risks is subjective and subject to change.
Comment (10)     In the “Reasons for the Reorganization” section of the Registration Statement, please present all material adverse factors of the Reorganization that were considered by the Board.
Response:    The Registrant confirms that all material adverse factors of the Reorganization considered by the Board have been included in the “Reasons for the Reorganization” section of the Registration Statement.
Comment (11)     In the “Question & Answers” section of the Registration Statement, under the question “Who will pay the costs of the Reorganization?” and in the “Agreement and Plan of Reorganization” section of the Registration Statement, please disclose the costs of the Reorganization in dollars and as a percentage of the Target Fund’s assets.

U.S. Securities and Exchange Commission
April 22, 2019

Response:    The Registrant has updated the disclosure in the above-referenced sections as follows:
“Touchstone Advisors, and not the Funds, will bear 100% of the Reorganization expenses (other than brokerage transaction costs associated with portfolio repositioning), which are estimated to be approximately $90,000 or approximately 0.192% of the Target Fund's net assets (as of December 31, 2018), whether or not the Reorganization is completed.”

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Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7616 or to Luisa M. Lewis at (212) 407-7795.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/lml